Exhibit 99.2

CAPITALIZATION & INDEBTEDNESS

THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION

IN ACCORDANCE WITH IFRS.

September 30, 2016
(in € m.)
Debt (1), (2):
Long-term debt	162,277
Trust preferred securities	6,135
Long-term debt at fair value through profit or loss	7,607

Total debt	176,019

Shareholders’ equity:
Common shares (no par value)	3,531
Additional paid-in capital	33,597
Retained earnings	20,860
Common shares in treasury, at cost	(21)
Equity classified as obligation to purchase common shares	0
Accumulated other comprehensive income, net of tax	0
Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	1,811
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	125
Unrealized net gains (losses) on assets classified as held for sale, net of tax	662
Foreign currency translation, net of tax	1,126
Unrealized net gains from equity method investments	79

Total shareholders’ equity	61,770

Equity component of financial instruments	4,673
Noncontrolling interest	284

Total equity	66,727

Total capitalization	242,746

[1]	€ 820 million (0.5%) of our debt was guaranteed as of September 30, 2016. This consists of debt of a subsidiary of Deutsche Postbank AG which is guaranteed by the German government.
[2]	€ 39,022 million (22%) of our debt was secured as of September 30, 2016.

Due to rounding, numbers may not add up precisely to the totals provided.